Exhibit 99.31

BC FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS OF COMPANY

INTER-CITIC MINERALS INC.

60 Columbia Way, Ste. 501

Markham, ON L3R 0C9

ITEM 2	DATE OF MATERIAL CHANGE

May 9, 2007

ITEM 3	NEWS RELEASE

Filed though the facilities of the Toronto Stock Exchange.

ITEM 4	SUMMARY OF MATERIAL CHANGE

Inter-Citic Minerals Inc. announces completion of a $6,746,040 private placement financing.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Inter-Citic Minerals Inc. announced the closing of its previously announced private placement financing for gross proceeds of $6,746,040.

The financing as closed consisted of 4,818,600 units (“Units”) of the Company at a price of $1.40 per Unit. Each Unit consists of one common share and one-half of one common share-purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at a price of $1.95 until May 9, 2008 and thereafter at a price of $2.25 per common share until November 9, 2008, at which time any unexercised warrants will expire.

The financing syndicate was co-led by Pacific International Securities Inc. and Wellington West Capital Markets Inc. The Company paid the agents a commission of $404,762.40 in connection with the financing, of which $233,962.40 was paid in cash and the remaining $170,800 was paid through the issuance of 122,000 Units at a price of $1.40 per Unit. In addition, the Company issued 289,116 agent’s warrants (“Agent’s Warrants”). Each Agents’ Warrant entitles the holder to acquire one common share of the Company at any time within twelve (12) months from the closing of the offering at a price of $1.50 per share.

Proceeds from the private placement will be used to finance further exploration of the Company’s interests in its Dachang Gold Project in China and for general working capital purposes.

The securities (and all underlying securities) will be subject to a four-month hold period under applicable law.

The balance of the offering, consisting of up to 785,400 Units for gross proceeds of $1,099,560, is being conducted by the Company on a non brokered basis. Closing of the non brokered offering will occur upon receipt of signed documents from the subscribers.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7	OMITTED INFORMATION

N/A

ITEM 8	EXECUTIVE OFFICER

James J. Moore – President & CEO	Tel: (905) 479-5072

ITEM 9	DATE OF REPORT

May 10, 2007